December 20, 2018

Jenn Do

Division of Corporation Finance Office of Manufacturing and Construction

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Cocoluv Inc. Amendment No. 2 - Registration Statement on Form S-1 Filed September 26, 2018 File No. 333-227066

Dear Ms. Do;

In response to your letter dated September 24, 2018 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Cocoluv Inc. (the “Company”). Amendment No. 1 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s September 26, 2018 letter in italicized text immediately before our response.

Prospectus Summary, page 5

1.	We note your response to comment seven in our letter dated September24, 2018. Please revise your street address from “Market” Street to “Main” Street on page 5 if that is your correct street address to make your disclosures consistent.

Response:

We have corrected our street address on page 5 of the Prospectus Summary from “Market” to “Main Street”

Our Ability to Sustain…. Page 7

2.	We note your response to comment 10 in our letter date September 24, 2018. Please tell us the payment terms, including interest rate, fees and term, of Mr. Guillermo’s loans to the you.

Response:

We have revised our disclosure to page 7 to disclose the payment terms, including interest rate fees and term, or Mr. Guillermo’s loans to the Company.

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Products, page 21

3.	We note your response to comment 14 in our letter dated September 24, 2018. Please revise to make the descriptions of your products consistent including on pages 17 and 21.

Response:

We have amended our descriptions of our products to be consistent in our Registration Statement on pages 17 and 21.

We trust our responses meet with your approval.

Sincerely,

/s/ Reymund Guillermo

President

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